UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Atlas Mining Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

049375108

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP NO. 049375108	13D/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (QP) (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 8,670,398
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 8,670,398
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,670,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 049375108	13D/A	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The IBS Turnaround Fund (A Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 3,226,742
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 3,226,742
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,226,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 049375108	13D/A	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 13,972,415
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 13,972,415
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,972,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 049375108	13D/A	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David A. Taft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 13,972,415
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 13,972,415
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,972,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 049375108	13D/A	Page 6 of 10

This Amendment No. 9 to Schedule 13D (“Schedule 13D/A” or this “Statement”) amends and restates the initial statement on Schedule 13D relating to the Common Stock of Atlas Mining Company filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008.

On September 28, 2007, IBS Capital Corporation, a Massachusetts corporation, ceased to be the general partner of the QP Turnaround Fund and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and ceased to be the investment adviser of The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company (“Opportunity Fund”). On September 28, 2007, IBS Capital LLC (“IBS”) became the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and became the investment adviser of the Opportunity Fund.

Item 1.	Security and Issuer.

This Schedule 13D/A is filed jointly by the QP Turnaround Fund, the LP Turnaround Fund, and IBS. IBS is the general partner of the QP Turnaround Fund and LP Turnaround Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS. The QP Turnaround Fund, the LP Turnaround Fund, IBS, and Mr. Taft shall be collectively referred to herein as the “Filers,” each a “Filer.”

The class of equity securities to which this Schedule 13D/A relates is the Common Stock, no par value (“Common Stock” or “Shares”) of Atlas Mining Company, an Idaho corporation (“Company”). The address of the Company’s principal executive offices is 630 East Mullan Avenue, Osburn, Idaho 83849.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it

CUSIP NO. 049375108	13D/A	Page 7 of 10

has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Taft is a member and the president of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 23, 2008, IBS became the beneficial owner of 1,700,000 Shares, all of which were purchased in a private placement. Of these Shares, the QP Turnaround Fund purchased 1,019,265 Shares at a price of $0.50 per Share. The LP Turnaround Fund purchased 680,735 Shares at a price of $ 0.50 per Share. After completion of the transaction, (i) the QP Turnaround Fund held 9,235,203 Shares, (ii) the LP Turnaround Fund held 3,436,937 Shares, and (iii) the Opportunity Fund held 1,300,275 Shares. The source of funds was the working capital of the purchasers.

On September 24, 2008, (i) the QP Turnaround Fund sold 564,805 Shares to the Opportunity Fund at a price of $0.50 per Share and (ii) the LP Turnaround Fund sold 210,195 Shares to the Opportunity Fund at a price of $0.50 per Share. After completion of the transactions, (i) the QP Turnaround Fund held 8,670,398 Shares, (ii) the LP Turnaround Fund held 3,226,742 Shares, and (iii) the Opportunity Fund held 2,075,275 Shares. The source of funds was the working capital of the Opportunity Fund.

CUSIP NO. 049375108	13D/A	Page 8 of 10

Item 4.	Purpose of Transaction.

On October 17, 2008, the board of directors of the Company appointed Mr. Taft as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) As of October 17, 2008, the QP Turnaround Fund held, in the aggregate, 8,670,398 Shares, which represents 16.0% of the Company’s Common Stock. The LP Turnaround Fund holds, in the aggregate, 3,226,742 Shares, which represents 6.0% of the Company’s Common Stock. Each of IBS and Mr. Taft beneficially own, in the aggregate, 13,972,415 Shares, which represents 25.8% of the Company’s Common Stock. The Shares beneficially owned by each of IBS and Mr. Taft are owned directly by the QP Turnaround Fund (8,670,398 Shares); the LP Turnaround Fund (3,226,742 Shares); and the Opportunity Fund (2,075,275 Shares). The percentages used in this Statement are calculated on the basis of 54,173,594 outstanding Shares, as reported in the Company’s Form 10-QSB, as filed with the Commission on August 14, 2007.

(b) The information contained in table form in Rows 7 though 11 on each of pages 2, 3, 4, and 5 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference. The Opportunity Fund has the sole power to vote and dispose of the 2,075,275 Shares held by it.

(c)-(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

(1) Joint Filing Agreement, dated as of October 27, 2008, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), IBS Capital LLC, and David A. Taft.

CUSIP NO. 049375108	13D/A	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 27, 2008	THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

	By:	IBS CAPITAL LLC
General Partner

		By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

		By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

CUSIP NO. 049375108	13D/A	Page 10 of 10

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Atlas Mining Company; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 27th day of October, 2008.

THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft